Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2013		2012		2011		2010		2009
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$3,957		$3,702		$3,322		$1,481		$(334)
Add:
Fixed charges	677		711		735		743		701
Amortization of capitalized interest	32		25		23		20		18
Distributions from equity investees	3		1		—		10		—
Less:
Interest capitalized	(118)		(221)		(152)		(90)		(105)
Total earnings	$4,551		$4,218		$3,928		$2,164		$280

Fixed charges:
Interest and debt expense, net of capitalized interest	$365		$313		$401		$484		$416
Interest capitalized	118		221		152		90		105
Rental expense interest factor (a)	194		177		182		169		180
Total fixed charges	$677		$711		$735		$743		$701

Ratio of earnings to fixed charges	6.7	x	5.9	x	5.3	x	2.9	x	(b)
__________

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.